VIA EDGAR FILING

October 13, 2009

David R. Humphrey
Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

Re:           Reading International, Inc.
Form 10-K for the year ended December 31, 2008
Schedule 14A filed April 22, 2009
File No. 001-08625

Dear Mr. Humphrey,

Thank you for your letter dated September 30, 2009.  We appreciate the opportunity to elaborate on our Year Ended December 31, 2008 Form 10-K filing, on our Quarterly Period Ended March 31, 2009 Form 10-Q filing and our Schedule 14A filing of April 22, 2009.  While we continue to believe that we have made full and complete disclosure to our shareholders, we have endeavored to address the issues you have noted in your letter.  We feel that based on the responses provided in this letter, we have met the goal stated in your letter of September 30, 2009 of enhancing the overall disclosure of our filing.

We intend to file a 2008 10-K/A as part of an S-3 filing within 5 days of this letter in which we will incorporate the indicated changes mentioned in this letter.  The 2008 10-K/A filing will amend Items 1, 2, 6, 7, 7A, 8, and 15 of the original filing primarily to retrospectively apply Statement of Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (ASC 360-10), and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51 (ASC 810-10) and to correct the immaterial impairment expense error for the year ended December 31, 2008.

This letter sets forth our responses to your letter.  We have reproduced below in bold face the text of your comments, followed by our responses.  The numbered paragraphs below correspond to the numbered paragraphs in your letter.

Form 10-K

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Earnings per Share, page 64

1.
Please explain to us why the numbers of shares excluded from the computation of diluted loss per share shown here are different from the numbers of shares shown in the last sentence of Note 4 on page 70.

RESPONSE:

Note 2 on page 64 states the following:

“We had unissued restricted stock of 119,869 shares as of the year ended December 31, 2008 and stock options to purchase 577,850, 577,850, and 514,100 shares of Class A Common Stock were outstanding at December 31, 2008, 2007, and 2006, respectively, at a weighted average exercise price of $5.60, $5.60, and $5.21 per share, respectively.  Stock options to purchase 185,100 shares of Class B Common Stock were outstanding at each of the years ended December 31, 2008, 2007, and 2006 at a weighted average exercise price of $9.90 per share.”

Note 4 on page 70 states the following:

“For the years ended December 31, 2008 and 2007, we recorded losses from continuing operations.  As such, the incremental shares of 152,520 shares of restricted Class A Non-Voting Common Stock and 233,760 of exercisable stock options in 2008 and the 278,376 of exercisable stock options in 2007 were excluded from the computation of diluted loss per share because they were anti-dilutive in those periods.”

The reference to 119,869 shares of unissued restricted stock indicated in Note 2 on page 64 is incorrect.  The correct number is as stated in Note 4 of 152,520 shares.  In addition, we will disclose the full amount of securities outstanding that are anti-dilutive in accordance with ASC 260-10-50-1, paragraph c of 577,850, 577,850, and 514,100 for the years ended December 31, 2008, 2007, and 2006, respectively, in addition to the calculated amount of incremental shares as was reported for the years ended December 31, 2008, 2007, and 2006, respectively  We will make these corrections in our amended 2008 Form 10-K.

205-209 East 57th Street Associates, LLC Financial Statements

Report of Independent Auditors, page 120

2.
We note from Exhibit 23.2 that PriceWaterhouseCoopers has consented to the incorporation by reference of their report dated February 11, 2008 related to the financial statements of 205-209 East 57th Street Associates, LLC.  However, the opinion included on page 120 is not properly signed.  In addition, the opinion included on page 120 is dated February 11, 2009.  Please file an amended 10-K to include an opinion on the 2007 and 2006 financial statements of 205-209 East 57th Street Associates, LLC that is properly signed (including location) and dated in accordance with Rule 2-02(a) of Regulation S-X.

RESPONSE:

We will file an amended 2008 Form 10-K and include the PriceWaterhouseCoopers opinion on the 2007 and 2006 financial statements of 205-209 East 57th Street Associates, LLC that is properly signed (including location) and dated in accordance with Rule 2-02(a) of Regulation S-X.

Signatures, page 147

3.
We note that although your chief financial officer has signed on behalf of the company, he has not signed in his individual capacity as your principal financial officer and controller or principal accounting officer.  Please include the signature for your principal financial officer and controller or principal accounting officer.  Refer to General Instructions D(2)(a) and (b) to Form 10-K.

RESPONSE:

We will file an amended 2008 Form 10-K and include my signature as our principal financial officer and controller or principal accounting officer in accordance General Instructions D(2)(a) and (b) to Form 10-K.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Notes to Condensed Consolidated Financial Statements

Note 1 – Basis of Presentation

Correction of Error, page 5

4.
We note your discussion of the correction of an error related to the 2008 fixed asset impairment analysis, and that you concluded the error is not material to your 2008 consolidated financial statements.  Please explain to us how you determined that the error was not material to your financial statements under SAB Topic 1M.

RESPONSE:

The error related to the calculation of the net carrying values of certain cinemas assets in connection with the review of the value of those assets under ASC 360-10 and ASC 205-20.  As part of our 10-K/A filing which is linked to an S-3 filing, we will correct our presentation for this immaterial error.

In determining that the error was not material, we applied the standards set forth in SAB Topic IM.  In evaluating materiality, we considered the guidance therein on “Materiality” which states, “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”  The SAB also refers to an evaluation of quantitative and qualitative factors in assessing an items materiality.

The error represents 9% of our net loss for the year ended December 31, 2008 and was due to the overstatement of impairment expense by $1.7 million, which could be considered quantitatively significant for the year ended December 31, 2008.  However, the following discussion is organized around the individual bullet points cited in SAB Topic 1M which we believe presents a qualitative analysis of why the error is not quantitatively or qualitatively material to our 2008 consolidated financial statements as reported.

•	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

The misstatement did not involve an estimate.  Instead, it related to the calculation of the net carrying values of certain cinemas assets in connection with the review of the value of those assets under ASC 360-10 and ASC 205-20.

•	whether the misstatement masks a change in earnings or other trends

We believe the misstatement did not mask a change in earnings or other trends.  The misstatement involves an error within the calculation of the net carrying value of certain cinemas assets, in connection with the review of the value of those assets under ASC 360-10 and ASC 205-20.  As illustrated by Exhibit 1, attached hereto, the trend of our 2008 operating loss and 2008 net loss was not masked by the error.  Our 2008 losses resulted primarily from our 2008 acquisition of the Consolidated Cinemas (as described throughout the Form 10-K) and the commensurate increase in asset depreciation and interest expense.  The result of this error was to somewhat overstate, but not materially, this already existing loss and trend.

Additionally, as illustrated by the tables below, our adjusted 2008 loss per share compared to 2007 and 2006 continues to show an overall trending from positive earnings per share in 2006, to increasingly negative earnings in each of the following subsequent years.  Accordingly, the trend remains a loss trend under either scenario.

The following table shows our earnings (loss) per share as previously reported:

Earnings (loss) per common share – basic:	2008	2007	2006
Earnings (loss) from continuing operations	$(0.84)	$(0.18)	$0.18
Earnings (loss) from discontinued operations, net	0.02	0.09	(0.01)
Basic earnings (loss) per share	$(0.82)	$(0.09)	$0.17
Weighted average number of shares outstanding – basic	22,477,471	22,478,145	22,425,941
Earnings (loss) per common share – diluted:
Earnings (loss) from continuing operations	$(0.84)	$(0.18)	$0.18
Earnings (loss) from discontinued operations, net	0.02	0.09	(0.01)
Diluted earnings (loss) per share	$(0.82)	$(0.09)	$0.17
Weighted average number of shares outstanding – diluted	22,477,471	22,478,145	22,674,818

The following table shows our earnings (loss) per share as adjusted:

Earnings (loss) per common share – basic:	2008	2007	2006
Earnings (loss) from continuing operations	$(0.77)	$(0.18)	$0.18
Earnings (loss) from discontinued operations, net	0.02	0.09	(0.01)
Basic earnings (loss) per share	$(0.75)	$(0.09)	$0.17
Weighted average number of shares outstanding – basic	22,477,471	22,478,145	22,425,941
Earnings (loss) per common share – diluted:
Earnings (loss) from continuing operations	$(0.77)	$(0.18)	$0.18
Earnings (loss) from discontinued operations, net	0.02	0.09	(0.01)
Diluted earnings (loss) per share	$(0.75)	$(0.09)	$0.17
Weighted average number of shares outstanding – diluted	22,477,471	22,478,145	22,674,818

As indicated in the above tables, the 2008 loss continues to be approximately four times the 2007 loss both under the previously reported and adjusted earning per share presentations.  Therefore, although the loss from continuing operations and the net loss for 2008 were less as a result of the error, the trend of losses between 2008 and 2007 full year results was not impacted by the correction of the error.

•	whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise

The misstatement does not hide a failure to meet analysts’ consensus expectations for Reading.  Our stock is thinly traded and not tracked by any analyst with respect to earnings projections or earnings targets.  We do not publish or provide any earnings forecasts or guidance and we do not focus our MD&A disclosure on earnings.  Moreover, we believe that users of our financial statements primarily focus on our ability to generate free cash flows as measured by EBITDA (as defined and explained on pages 27 through 29 of our 2008 Form 10-K) adjusted for non-cash items.  Due to the noncash nature of this adjustment, it did not affect our ability to generate free cash flows.

We also considered other public communications concerning our results as indicators of information that is important to our shareholders and us.  As indicated above, when referring to operating results of our cinema segment, our communications to investors are mostly concerned with the segment’s ability to generate free cash flows which enable us to properly service our debt obligations and grow our cinema and real estate segments as opportunities arise.  Our shareholders and we focus less on U.S. GAAP basis returns on investment calculations.  For this reason, we believe the primary operational metric that concerns our investors and us is EBITDA.  As illustrated below, our trend of declining EBITDA results, “as reported” or “as adjusted,” was not impacted by the adjustment to the impairment expense (dollars in thousands):

	At or for the Year Ended December 31,
	2008	2007	2006	2005	2004
EBITDA – As reported	$17,862	$20,019	$25,946	$19,622	$9,399
EBITDA – As adjusted for error in 2008	$19,588	$20,019	$25,946	$19,622	$9,399

We considered the size of the uncorrected misstatement, in relation to what is material to our investors and our communication to investors from a qualitative and quantitative basis.  Predominately based on our interaction with our shareholders at our annual shareholders’ meeting, investors and management are more focused on revenues and cash flows, rather than an impairment expense for certain underperforming cinemas.  From a U.S. GAAP perspective of accrual accounting, such a view of fair value of assets makes sense, but management and investors are more interested in the net cash flows and the company’s ability to meet current and long-term debt and other obligations.  Therefore, investor communications place a greater emphasis on removing one-time and noncash gains or losses from EBITDA rather than comparing potentially skewed EBITDA results by including such items.  As indicated in our quarterly earnings releases (filed on Form 8-K on March 17, 2009, May 14, 2009, and August 7, 2009) and in our 2009 shareholders meeting slide presentation (filed on Form 8-K on May 21, 2009), we regularly discuss adjustments to EBITDA for certain items that are one-time gains or losses, that affect the comparability of our EBITDA either positively or negatively.

In our fourth quarter 2008 earnings release, we discussed the following adjustments to 2008 and 2007 EBITDA to help the investor to better understand our free cash flow:

“Our reported EBITDA at $17.9 million for the twelve months of 2008 was $2.1 million lower than the $20.0 million in the 2007 twelve months.

However, adjusting 2008 for:

•	the write-offs and impairment charges of $6.7 million;
•	the Becker shares mark-to-market expense of $496,000; and
•	the write-down of the amount not recoverable on our Malulani investment of $710,000; offset by
•	the Botany Downs gain on sale of $2.5 million; and
•	litigation settlements and insurance claim recoveries of $2.1 million,

our adjusted EBITDA for 2008 was $21.3 million.

Adjusting 2007 for:

•	the Becker shares mark-to-market expense of $810,000;
•	the Sutton Hill Capital, L.L.C. Cinemas 1, 2, & 3 option mark-to-market expense of $950,000; and
•	$391,000 of expensed director stock option costs; offset by
•	the release of the deferred gain on sale of $1.9 million; and
•	Place 57 earnings of $1.3 million,

our adjusted EBITDA for 2007 was $18.9 million.  The result is that our adjusted EBITDA from operations in the 2008 twelve months was $2.4 million higher than the 2007 twelve months.”

Like the other one-time and U.S. GAAP prescribed charges to income, from our investor’s perspective, the write-offs and U.S. GAAP impairment charges do not affect free cash flow and should be removed from our calculation of EBITDA in order to provide a better comparison of our current and prior years’ EBITDA.  Based on this fact, we believe an adjustment to earnings for the impairment expense has no impact on our investors’ view of reported free cash flows.

The effect of the error in impairment expense on our Consolidated Balance Sheet for the year ended December 31, 2008, was that accumulated other comprehensive income was understated by $68,000 and property and equipment was understated by $1.8 million.  Considering the consolidated amounts of other comprehensive income and property and equipment were reported to be $7.2 million and $153.2 million, respectively, for the year ended December 31, 2008, the adjustment for the aforementioned error is immaterial to the overall Consolidated Balance Sheet and its component lines items as it is less than 1.2% of each of these line items.

•	whether the misstatement changes a loss into income or vice versa

The misstatement does not change our reported income from operations, net loss (and our loss per share) or EBITDA, from one direction to the other.  In fact, this income statement adjustment presents results that are directionally the same as in our previously reported financials and we believe does not materially affect the overall change in reported EBITDA or reported loss.  As noted in Exhibit 1, we have analyzed the change of operating expense, operating income, and net income as a percentage of our revenues and noted that the change is not significant to the presentation of these line items.  We believe there is no substantive difference to the users of the financial statements between an 881% (as reported) increase in our net loss over the prior year and an 801% (as adjusted) increase in our net loss over the prior year.  The increase in our net loss was large and it was primarily attributable to the acquisition of Pacific Theaters (which generated a significant increase in depreciation and interest expense).  If this correction were recorded in the 2008 period, we believe the impact on the trend line and magnitude of the 2008 net loss relative to the net loss incurred in 2007 would not be material from the perspective of any of our financial statement users.

•	whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability

The misstatement does concern one of our significant business segments.  We only have two business segments and we believe the effect on the one impacted by the misstatement (the cinema exhibition segment), was not material.

Our cinema segment’s year ended December 31, 2008 operating earnings, are as follows when adjusted for the impairment expense error (dollars in thousands):

	Year Ended December 31, 2008			Year Ended December 31, 2007
	As Reported	Impairment Expense Error	As Adjusted
Admissions revenue	$124,739	$--	$124,739	$72,406
Concessions revenue	44,503	--	44,503	22,205
Advertising and other revenues	8,014	--	8,014	5,092
Total revenues	177,256	--	177,256	99,703

Cinema costs	139,503	--	139,503	74,109
Concession costs	8,933	--	8,933	4,943
Total operating expense	148,436	--	148,436	79,052

Depreciation and amortization	13,651	--	13,651	6,595
Impairment expense	2,078	(1,726)	352	--
General & administrative expense	3,834	--	3,834	3,195
Segment operating income	$9,257	$1,726	$10,983	$10,861

As indicated above, the decrease in impairment expense for 2008 does not significantly change the overall presentation or year-to-year comparability of the cinema segment operating income especially by virtue of the fact that the impairment expense is presented separately from the other sources of revenue and expenses.  If the correction were recorded in the 2008 period, we believe the impact on the trend line and magnitude of the 2008 segment operating income relative to our 2007 segment operating income would not be material from the perspective of any of our financial statement users.  Our segment operating income margin “as reported” had declined from 11% to 5% from 2007 to 2008.  In the “as adjusted reporting,” our segment operating income margin declined from 11% to 6% from 2007 to 2008.  The trend and magnitude of the decline remain consistent in either case.

•	whether the misstatement affects the registrant's compliance with regulatory requirements, loan covenants, or other contractual requirements

The misstatement does not affect our compliance with regulatory requirements, loan covenants, or other contractual requirements.

•	whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

This misstatement did not affect our management’s compensation.

•	whether the misstatement involves concealment of an unlawful transaction.

The misstatement does not involve any concealment of an unlawful transaction.

Based on the above analysis, as organized in the form of answers to SAB Topic 1M’s bullet points regarding quantitative and qualitative considerations of materiality of a misstatement, we believe that our conclusion that the 2008 impairment expense error was immaterial to our financial statements as previously reported, is correct.

Note 11 – Notes Payable and Subordinated Debt

Trust Preferred Loan, page 10

5.
We note from the disclosure in Note 20 that you intend to record a gain on extinguishment of debt of $11.4 million in the second quarter on the Trust Preferred Securities acquired in the first quarter of 2009.  Please tell us how you determined your accounting for the repurchase of the $22.9 million (face) Trust Preferred Securities for $11.5 million as an investment was appropriate as of March 31, 2009, and how your recognition of the gain on extinguishment in the second quarter is appropriate given the guidance in FASB Accounting Standards Codification 405-20-40-1(a)(4) and 470-50-40-1 through 3.

RESPONSE:

Summary

Under certain provisions of the Internal Revenue Code, we were able in February 2007 to complete a transaction whereby we issued subordinated debt securities (on which we pay interest) but the ultimate investors acquired trust preferred equity securities (on which they are paid dividends).  In this discussion, these subordinated debt securities are referred to as our “Subordinated Notes.”  The trust preferred equity securities are referred to as the “TPS.”

The TPS were issued by a separate trust, formed under a trust agreement with Wells Fargo Bank NA, as the Property Trustee, and Wells Fargo Delaware Trust Company, as the Delaware Trustee.  This trust is referred to in this discussion as the “Trust.”  The only assets of the Trust are our Subordinated Notes and the interest paid on those notes from time to time.  Under U.S. GAAP, the Trust is not a part of our consolidated group for financial reporting purposes and our interest in the Trust is reflected on our Balance Sheet as “Investment in Reading International Trust 1.”

In  January 2009, due to substantially changed market conditions, we were able to acquire a substantial portion of the TPS issued the year before at an approximately 50% discount to par.  Under the trust agreement governing the Trust, however, we were not able to redeem those TPS until April 30, 2009.  Accordingly, the Subordinated Notes underlying those TPS remained outstanding and no gain on extinguishment of debt was realized for financial statement purposes until April 30, 2009 when the TPS acquired by us in January were exchanged for a like amount of the underlying Subordinated Notes and those Subordinated Notes were cancelled.

Detailed Description of the TPS Issuance Transaction and the Accounting Treatment of our Investment in the Trust

On February 5, 2007, we issued $51.5 million in 20-year fully subordinated notes (the “Subordinated Notes”) to a newly formed trust entity, Reading International Trust I, a Delaware business Trust, (the “Trust”).  The Trust, in turn, issued $51.5 million in TPS to certain unrelated investors (the “Trust Investors”) and $1.5 million of common trust securities to us.  We are the only holders of the common trust securities, and our investment in those securities is recorded on balance sheet as “Investment in Reading International Trust 1.”  The interest on the Subordinated Notes and preferred dividends on the TPS is fixed for five years at 9.22%, and there after will adjust by reference to LIBOR plus 4.00%.  Interest on the Subordinated Notes and dividends on the TPS are payable quarterly.  No principal payments are due on the Subordinated Notes until 2027 when the Subordinated Notes mature and the TPS are scheduled for redemption.  We may pre-pay the Subordinated Notes after five years.  The trust-preferred securities are similarly callable at par value at any time after five years.

The Subordinated Notes were issued in a private placement under a debt indenture agreement between ourselves and the Trust (the “Indenture”), which sets forth the terms applicable to the Subordinated Notes and the rights of the Subordinated Note holder.  As all of the Subordinated Notes are owned by the Trust, they are not listed for trading on any exchange.

The TPS were likewise placed in a private placement and are likewise not listed for trading on any exchange.

The Declaration of Trust, dated February 5, 2007 (the “Declaration of Trust”), is among Reading International Inc., as Trust sponsor, the Administrative Trustees named therein, Wells Fargo Bank, N.A., as Property Trustee, and Wells Fargo Delaware Trust Company, as Delaware Trustee.  The Declaration of Trust provides for five (5) trustees, three Administrative Trustees (who are designated by us as the sole owner of the trust common securities), the Property Trustee, and the Delaware Trustee.  The Trustees appointed us as the manager of the Trust.  The holders of the TPS have limited voting rights, limited to the right (i), so long as any event of default has occurred and remains uncured, to replace the Property Trustee and/or the Delaware Trustee, (ii) to prohibit certain actions by the Property Trustee with respect to the Subordinated Notes, and (iii) to prohibit certain proposed amendments to the Declaration of Trust.  However, any TPS which we may from time to time hold are not considered to be outstanding for purposes of determining the results of any such vote by the holders of TPS.

We account for our investment in the Trust on the equity method of accounting in accordance with APB Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock.”

Detailed Description of the Extinguishment of Debt Transaction

On January 14 and 15, 2009, we exchanged $6,500,049 worth of third party securities for $13,000,098 of the face value of TPS held by one of the Trust Investors.  On February 3, 2009, we exchanged $4,962,451 worth of third party marketable securities for $9,924,902 of the face value of TPS held by the same Trust Investor.  Accordingly, as of February 3, 2007, we had acquired TPS having a par value of $22,925,000, in consideration of the transfer to a Trust Investor of third party marketable securities which we had acquired on the same day as the applicable exchange for $11,462,500.

Under the terms of the Declaration of Trust, we were prohibited from exchanging the TPS that we had acquired in January and February for underling Subordinated Notes until April 30, 2009.  Exchanges of TPS by us for underlying Subordinated Notes are specifically covered by Section 4.9 of the Declaration of Trust which provides as follows:

(a) If at any time the Depositor or any of its Affiliates (in either case, a “Depositor Affiliate”) is the Owner or Holder of any Preferred Securities, such Depositor Affiliate shall have the right to deliver to the Property Trustee all or such portion of its Preferred Securities as it elects and, subject to compliance with Sections 2.2 and 3.5 of the Indenture, receive, in exchange therefore, a Like Amount of Notes.  Such election shall be exercisable effective on any Distribution Date by such Depositor Affiliate delivering to the Property Trustee (i) at least ten (10) Business Days prior to the Distribution Date on which such exchange is to occur, the registration instructions and the documentation, if any, required pursuant to Sections 2.2 and 3.5 of the Indenture to enable the Indenture Trustee to issue the requested Like Amount of Notes, (ii) a written notice of such election specifying the Liquidation Amount of Preferred Securities with respect to which such election is being made and the Distribution Date on which such exchange shall occur, which Distribution Date shall be not less than ten (10) Business Days after the date of receipt by the Property Trustee of such election notice and (iii) shall be conditioned upon such Depositor Affiliate having delivered or caused to be delivered to the Property Trustee or its designee the Preferred Securities that are the subject of such election by 10:00 A.M. New York time, on the Distribution Date on which such exchange is to occur.  After the exchange, such Preferred Securities will be canceled and will no longer be deemed to be Outstanding and all rights of the Depositor Affiliate with respect to such Preferred Securities will cease.

(b) In the case of an exchange described in Section 4.9(a), the Property Trustee on behalf of the Trust will, on the date of such exchange, exchange Notes having a principal amount equal to a proportional amount of the aggregate Liquidation Amount of the Outstanding Common Securities, based on the ratio of the aggregate Liquidation Amount of the Preferred Securities exchanged pursuant to Section 4.9(a) divided by the aggregate Liquidation Amount of the Preferred Securities Outstanding immediately prior to such exchange, for such proportional amount of Common Securities held by the Depositor (which contemporaneously shall be canceled and no longer be deemed to be Outstanding); provided, that the Depositor delivers or causes to be delivered to the Property Trustee or its designee the required amount of Common Securities to be exchanged by 10:00 A.M. New York time, on the Distribution Date on which such exchange is to occur.

The first “Distribution Date” after we acquired the TPS in January and February was April 30, 2009.

Exercising our rights under Section 4.9 of the Declaration of Trust, on April 30, 2009, we exchanged our TPS for a like amount ($22,925,000) of Subordinated Notes.  The Subordinated Notes received in the exchange were immediately cancelled, resulting the recording of a gain on extinguishment of debt of $11,462,500.

Discussion of the Timing of the Gain on Extinguishment of Debt

Generally speaking, the timing of the Gain on Extinguishment of debt under U.S. GAAP is controlled by ASC 860-10 and ASC 405-20.  Separate and apart from ASC 860-10 and ASC 405-20, however, gain may also be recognized if the issuer has a right to offset with respect to the holder of that debt.  These two situations are discussed separately below.

SEC Comment Letter Question Part 1:  How was your accounting for the repurchase of $22.9 million (face value) Trust Preferred Securities for $11.5 million as an investment appropriate as of March 31, 2009?

During the first quarter of 2009 when the exchange transactions with the Trust Investor  occurred, we considered whether we had met the in-substance defeasance of our obligations under $22.9 million of notes payable due to the Trust by acquiring the underlying TPS from the Trust Investor.  Our conclusion that the transaction was not an in-substance defeasance was based on the fact that we had full rights to the TPS acquired in the first quarter of 2009 as general corporate assets.  We acquired the TPS, but did not designate those assets or set them aside in a separate trust account for the sole benefit of the Trust at any time prior to April 30, 2009 (the date of extinguishment of the debt through the cancellation of the TPS acquired by RDI).  In addition, the governing arrangements of the Trust would not allow for a legal cancellation of the TPS or an extinguishment of a portion of the Subordinated Notes at any date prior to April 30, 2009.

We had access to the TPS as general corporate assets as of March 31, 2009 and had the ability to use those assets for general corporate purposes, including the settlement of other corporate liabilities aside from paying down the Subordinated Notes..  We had the right to sell the TPS to another third party investor at March 31, 2009 without any obligation to pre-pay our Subordinated Notes.  Indeed, prepayment of the Subordinated Notes was restricted during this time period.  According to ASC 325-40-15-5:

A beneficial interest in securitized financial assets that is in equity form may meet the definition of a debt security.  That paragraph explains that, for example, some beneficial interests issued in the form of equity represent solely a right to receive a stream of future cash flows to be collected under preset terms and conditions (that is, a creditor relationship), while others, according to the terms of the special-purpose entity, must be redeemed by the issuing entity or must be redeemable at the option of the investor.  Consequently, those beneficial interests would be within the scope of both this Subtopic and Topic 320 because they are required to be accounted for as debt securities under that Topic.

Accordingly, we presented our investment in TPS as an investment in beneficial interests issued in the form of equity on our consolidated balance sheet at March 31, 2009.

FASB Accounting Standards Codification 405-20-40(a)(4) (formerly SFAS 140 Par 16), provides as follows:

A debtor shall derecognize a liability if and only if it has been extinguished.  A liability has been extinguished if either of the following conditions is met:

a.	The debtor pays the creditor and is relieved of its obligation for the liability. Paying the creditor includes the following:

4.     Reacquisition by the debtor of its outstanding debt securities whether the securities are cancelled or held as so-called treasury bonds.

We did not reacquire any of the Subordinated Notes during the first quarter of 2009.  Rather, we acquired TPS, which are interests in the Trust and not interests in the Subordinated Notes held by the Trust.  As noted above, we do not consolidate the Trust for financial reporting purposes.  Accordingly, in order to satisfy the requirements of ASC 860-10-15-4 noted above, without actually reacquiring the Subordinated Notes, it would be necessary for the transaction to meet the requirements for in-substance defeasance.  The acquisition of the TPS did not meet these requirements.

In-Substance Defeasance is defined as follows in ASC 470-50-20:

Placement by the debtor of amounts equal to the principal, interest, and prepayment penalties related to a debt instrument in an irrevocable trust established for the benefit of the creditor.  EITF 96-19, paragraph Exhibit 96-19A

In addition, ASC 405-20-55-3 describes “In-Substance Defeasance Transactions” as:

In an in-substance defeasance transaction, a debtor transfers essentially risk-free assets to an irrevocable defeasance trust and the cash flows from those assets approximate the scheduled interest and principal payments of the debt being extinguished.  Formerly, FAS 140, paragraph 309

As this standard was not met, the transaction did not qualify as an In-Substance Defeasance Transaction.  Accordingly, the acquisition of the Subordinated Notes would not qualify for the derecognition of the indebtedness represented by those Subordinated Notes, as the transaction did not satisfy the criteria for derecognition under ASC 405-20.

We also considered the analysis as to whether, as the holder of $22.9 million face value of TPS, we had the legal right to offset our interest in these TPS against our liability under our Subordinated Notes as of the date we acquired those TPS pursuant to the above described exchange transaction.  Based on the analysis set forth below, we are of the view that no such right of offset existed.

Applicable Guidance under FASB Interpretation No. 39 – Offsetting of Amounts Related to Certain Contracts (“ASC 210-20-45-1 and ASC 210-20-45-8”):

Under U.S. GAAP, our trust preferred securities could not be offset against the Subordinated Notes unless such right satisfies the criteria set forth in ASC 210-20-45-1.

It is a general principle of accounting that the offsetting of assets and liabilities in the balance sheet is improper except where a right of setoff exists."  A right of setoff is a debtor's legal right, by contract or otherwise, to discharge all or a portion of the debt owed to another party by applying against the debt an amount that the other party owes to the debtor.  A right of setoff exists when all of the following conditions are met:

a.	Each of two parties owes the other determinable amounts.

No – We owed $51.5 million in principal balance of Subordinated Notes, and our holdings of TPS had a par value of $22.9 million.  However, our holdings of TPS were an equity investment, and not a debt.  Accordingly, the Trust did not at this time “owe” us anything.

b.	The reporting party has the right to set off the amount owed with the amount owed by the other party.

No – We had no legal right to set off our holding of TPS in satisfaction of any of our liability under our Subordinated Notes.  During the period prior to April 30, 2009, we continued to be required under the Declaration of Trust to pay the full amount of the interest payments due on the Subordinated Notes and continued to be entitled to receive the dividend payments associated with our TPS holdings.

c.	The reporting party intends to set off.

The Trust was precluded by its governing documents from reporting this as a set-off.

d.	The right of setoff is enforceable at law.

The set-off is not enforceable at law since, among other things (i) there was no obligation during the time we held the TPS for the Trust to redeem its TPS or to liquidate (in short, there was no current debt owed by the Trust to us – we were not a creditor of the Trust, we were an equity investor in the Trust), and (ii) the rights of creditors of the Trust would take ahead of any claim by us as equity holders of the Trust.  Our right to exchange our TPS for a like amount of Subordinated Debt was controlled by Section 4.9 of the Declaration of Trust, which specifically provided that that right could not be exercised prior to April 30, 2009.

A debtor having a valid right of setoff may offset the related asset and liability and report the net amount.

Based on our responses to (a) through (d) above, we do not believe that we have this valid right of setoff.

ASC 210-20-45-8 continues: Generally, debts may be set-off if they exist between mutual debtors each acting in its capacity as both debtor and creditor.  In particular cases, however, state laws about the right of set-off may provide results different from those normally provided by contract or as a matter of common law.  Similarly, the U.S. Bankruptcy Code imposes restrictions on or prohibitions against the right of setoff in bankruptcy under certain circumstances.  Legal constraints should be considered to determine whether the right of set-off is enforceable.

We had access to the TPS as general corporate assets as of March 31, 2009 and had the ability to use those assets for general corporate purposes, including the settlement of other corporate liabilities aside from paying down the Subordinated Notes..  We had the right to sell the TPS to another third party investor at March 31, 2009 without any obligation to pre-pay our Subordinated Notes.  Indeed, prepayment of the Subordinated Notes was restricted during this time period.

In addition, in-substance defeasance is only appropriate where that right is supported by a legal conclusion that the TPS that we held at March 31, 2009 could only be applied to settle the Subordinated Notes.  However, as a legal matter, if we were to have entered into bankruptcy at March 31, 2009, the TPS would have been available to all creditors equally (indeed, the Subordinated Notes  would have, at this time, been subordinate to all of our other debt obligations).  Therefore, we concluded that the in-substance defeasance criteria had not been met as of the March 31, 2009 period end, and that the right of setoff did not otherwise exist.  As a result, we concluded that we should not recognize a gain on debt extinguishment in the first quarter ended March 31, 2009 because the conditions of debt extinguishment as further evaluated below were not met at that time.

In summary, the transaction only represents a “legal extinguishment” at April 30, 2009 (when the TPS were exchanged for a like amount of Subordinated Notes and we became the owner of those Subordinated Notes).  The first quarter exchange transactions whereby we acquired the TPS did not meet the “in-substance defeasance” requirements necessary to record the gain on extinguishment of the Subordinated Notes.

We presented the face amount of the TPS acquired ($22.9 million) at their combined cost on the March 31, 2009 balance sheet, as determined by the fair value of the replacement marketable securities acquired by us ($11.5 million), less a discount of $11.4 million.  The discount is recorded in our consolidated financial statements for the first quarter ended March 31, 2009 and was amortized over the remaining term of the TPS (until maturity in 2027) using the effective interest method up until the April 30, 2009 exchange of the TPS for a like amount of Subordinated Notes (as further discussed below).

SEC Comment Letter Question 2: How your recognition of the gain on extinguishment in the second quarter is appropriate given the guidance in FASB Accounting Standards Codification 470-50-40-1 through 3:

Extinguishments of Debt

40-1     As indicated in paragraph 470-50-15-4, the general guidance for the extinguishment of liabilities is contained in Subtopic 405-20 and defines transactions that the debtor shall recognize as an extinguishment of a liability.

40-2     [A difference between the reacquisition price and the net carrying amount of the extinguished debt shall be recognized currently in income of the period of extinguishment as losses or gains and identified as a separate item.  APB 26, paragraph 20] [Gains and losses shall not be amortized to future periods.  APB  26,  paragraph 20] [If upon extinguishment of debt the parties also exchange unstated (or stated) rights or privileges, the portion of the consideration exchanged allocable to such unstated (or stated) rights or privileges shall be given appropriate accounting recognition.  Moreover, extinguishment transactions between related entities may be in essence capital transactions.  APB 26, paragraph 20]

40-3     [In an early extinguishment of debt through exchange for common or preferred stock, the reacquisition price of the extinguished debt shall be determined by the value of the common or preferred stock issued or the value of the debt—whichever is more clearly evident.  FTB 80-01, paragraph 4]

On April 30, 2009,  having exchanged $22.9 million (face value) in TPS for $22.9 million (face amount) of Subordinated Notes, and being now the owner of such Subordinated Notes, we legally extinguished a portion of the $51.5 million Subordinated notes payable, reduced by the face value of the TPS acquired in the two exchange transactions described above.  The repurchased $22.9 million (face value) of TPS were delivered to the Trust and exchanged for a like amount of Subordinated Notes.  The gain on extinguishment of the debt was approximately $10.7 million and was recognized as the difference between the net carrying value of the TPS exchanged and the carrying value of the Subordinated Notes received in that exchange and extinguished, less the proportional write-down of deferred financing costs on the original issuance of the $51.5 million in subordinated notes payable.  In accordance with 40-3 noted above, the reacquisition price of the extinguished debt through the exchange of TPS was determined by the value of the TPS acquired by us.  This price was established through unrelated third party exchange transactions where we purchased Level 1 fair value marketable securities based on public exchange prices and transferred those to the Trust Investor (an unrelated third party) in exchange for the TPS delivered to us on those dates.  We paid $11.5 million in cash for the marketable securities acquired at fair value which was the basis for the acquisition price of the extinguished subordinated notes.

Schedule 14A filed April 22, 2009

Discretionary Cash Bonuses, page 18

6.
You state that the company supplements base salaries with periodic discretionary cash bonuses that are “predicated on, among other things, the overall financial performance of our company.”  In future filings, please describe in greater detail, the process by which the compensation committee selects the criteria used to determine discretionary cash bonuses, including any financial targets used.  Confirm that you will disclose and quantify any targets upon which achievement of bonuses are predicated.

RESPONSE:

In future filings, we will describe in greater detail, the process by which our compensation committee selects the criteria used to determine discretionary cash bonuses, including any financial targets used.  We will disclose and quantify any targets upon which achievement of bonuses are predicated, except where the disclosure may be omitted for competitive reasons as permitted by SEC rules.

Compensation of Chief Executive Officer, page 20

7.
We note that your compensation committee uses benchmarking in setting compensation of its named executive officers.  In future filings, please disclose the degree to which the compensation committee considered peer companies comparable to you.  Furthermore, please provide a full discussion and more detail on exactly how the comparison group was used to make compensation decisions.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

RESPONSE:

In future filings, we will disclose the degree to which our compensation committee considered peer companies comparable to us.  In addition, we will provide a full discussion and detail on exactly how the comparison group was used to make compensation decisions.

Summary Compensation Table, page 24

8.
We note that you disclose no assumptions that were made in the valuation of stock awards and option awards.  In future filings please include a footnote disclosing all assumptions made in the valuation by referencing any discussion of those assumptions in the company’s financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis.  Please refer to the Instruction to Item 402(c)(2)(v).

RESPONSE:

In future filings, we will include a footnote disclosing all assumptions made in the valuation by referencing any discussion of those assumptions noted in our financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis.

In providing our responses above, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me should you have any questions or require additional information in connection with the above.

Sincerely,

Andrzej J. Matyczynski
Chief Financial Officer
Tel:  213 235 2238

Exhibit 1

	Year Ended December 31, 2008						Year Ended
	As Originally Filed	Impairment Expense Error	2008 As Adjusted	% of Revenues As Reported	% of Revenues As Adjusted	% Change	December 31, 2007	December 31, 2006

Operating revenue
Cinema	$177,256	$-	$177,256				$99,703	$90,504
Real estate	14,030	-	14,030				13,701	10,346
Total operating revenue	191,286	-	191,286				113,404	100,850
Operating expense
Cinema	141,761	-	141,761				74,051	66,736
Real estate	8,754	-	8,754				7,365	6,558
Depreciation and amortization	17,868	-	17,868				10,737	11,912
Impairment expense	6,045	(1,726)	4,319				-	-
General and administrative	21,434	-	21,434				16,085	12,991
Total operating expense	195,862	(1,726)	194,136	102.4%	101.5%	0.9%	108,238	98,197

Operating income (loss)	(4,576)	1,726	(2,850)	-2.4%	-1.5%	-0.9%	5,166	2,653

Interest income	1,009	-	1,009				798	306
Interest expense	(16,749)	-	(16,749)				(8,959)	(6,903)
Net loss on sale of assets	-	-	-				(185)	(45)
Other income (expense)	991	-	991				(320)	(1,953)
Loss before minority interest, discontinued operations, income tax expense and equity earnings of unconsolidated joint ventures and entities	(19,325)	1,726	(17,599)	-10.1%	-9.2%	-0.9%	(3,500)	(5,942)
Minority interest	(620)	-	(620)				(1,003)	(672)
Loss before discontinued operations, income tax expense, and equity earnings of unconsolidated joint ventures and entities	(19,945)	1,726	(18,219)	-10.4%	9.5%	-0.9%	(4,503)	(6,614)
Gain on sale of a discontinued operation, net of tax	-	-	-				1,912	-
Income (loss) from discontinued operations, net of tax	562	-	562				(19)	(249)
Loss before income tax expense and equity earnings of unconsolidated joint ventures and entities	(19,383)	1,726	(17,657)	-10.1%	9.2%	-0.9%	(2,610)	(6,863)
Income tax expense	(2,099)	-	(2,099)				(2,038)	(2,270)
Loss before equity earnings of unconsolidated joint ventures and entities	(21,482)	1,726	(19,756)	-11.2%	10.3%	-0.9%	(4,648)	(9,133)
Equity earnings of unconsolidated joint ventures and entities	497	-	497				2,545	9,547
Gain on sale of unconsolidated joint venture	2,450	-	2,450				-	3,442
Net income (loss)	$(18,535)	$1,726	$(16,809)	-9.7%	-8.8%	-0.9%	$(2,103)	$3,856
Earnings (loss) per common share attributable to Reading International, Inc. shareholders – basic:
Earnings (loss) from continuing operations	(0.85)	0.08	(0.77)				(0.18)	0.18
Earnings (loss) from discontinued operations, net	0.03	0.00	0.03				0.09	(0.01)
Basic earnings (loss) per share attributable to Reading International, Inc. shareholders	(0.82)	0.08	(0.75)				(0.09)	0.17
Weighted average number of shares outstanding – basic	22,477,471	22,477,471	22,477,471				22,478,145	22,425,941
Earnings (loss) per common share attributable to Reading International, Inc. shareholders – diluted:
Earnings (loss) from continuing operations	(0.85)	0.08	(0.77)				(0.18)	0.18
Earnings (loss) from discontinued operations, net	0.03	0.00	0.03				0.09	(0.01)
Diluted earnings (loss) per share attributable to Reading International, Inc. shareholders	(0.82)	0.08	(0.75)				(0.09)	0.17
Weighted average number of shares outstanding – diluted	22,477,471	22,477,471	22,477,471				22,478,145	22,674,818